[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

VIA EDGAR	April 16, 2007

Re:          Masonite International Inc.
Registration Statement on Form F-4
Filed January 4, 2007
File No. 333-139791

Jennifer R. Hardy

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Hardy:

On behalf of Masonite International Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated February 1, 2007 (the “comment letter”) relating to the above-referenced Registration Statement on Form F-4 filed on January 4, 2007 (the “Registration Statement”).  We have revised the Registration Statement in response to the Staff’s comments as noted in our responses below and are filing concurrently with this letter Amendment No.1 to the Registration Statement (“Amendment No.1”), which reflects these revisions.  Amendment No. 1 has also been updated to include the Company’s financial statements for the year ended December 31, 2006 and other related information.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  Page references in the text of this letter correspond to the pages of Amendment No.1.

General

1.     We note your reference to future subsidiaries on page 9. To the extent additional subsidiaries of the Company come into existence and are made guarantors on the exchange notes prior to the effectiveness of this Registration Statement, we assume you will update the facing page, the signature pages, and financial statements to reflect the additional guarantors. Please note that guarantors added following effectiveness of this Form F-4 will require a new registration statement to be filed to register the additional guarantees.

We confirm that to the extent additional subsidiaries of the Company come into existence and are made into guarantors of the exchange notes prior to the effectiveness of the Registration Statement we will update the facing page, the signature page and the financial statements to reflect the additional guarantors.  We also acknowledge the Staff’s position regarding guarantors added following effectiveness of the Registration Statement.

2.     Please confirm supplementally that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

We confirm that the expiration date of the exchange offer will be included in the final prospectus disseminated to security holders and filed pursuant to Rule 424.

3.     Please explain to us in detail how you determined that you meet the definition of a foreign private issuer contained in Exchange Act Rule 3b-4(c). Please note the requirement of Rule 3b-4(c)(l), which refers to voting securities that are directly or indirectly held of record by U.S. residents.

Rule 405 of the Securities Act of 1933, as amended, and Rule 3b-4 of the Exchange Act of 1934, as amended, define a “foreign private issuer” as “any foreign issuer, other than a foreign government, except an issuer meeting the following conditions: (1) more than 50% of the outstanding voting securities are directly or indirectly owned of record by residents of the United States and (2) any of (i) the majority of executive officers or directors are U.S. citizens or residents; (ii) more than 50% of the assets of the issuer are located in the United States; or (iii) the business of the issuer is administered principally in the United States.”  As set forth in greater detail below, Masonite International Inc. satisfies the definition of “foreign private issuer” because it does not meet condition (1), with more than 50% of the outstanding voting securities of Masonite International Inc. directly or indirectly owned of record by residents outside of the United States.

The registrant, Masonite International Inc., and its direct parent, Masonite Holding Corporation, are each entities incorporated under the Canada Business Corporation Act.  As set forth on page 91 of the Amendment No. 1, KKR Millennium Fund (Overseas), Limited Partnership is the holder of record of 85,714,451 shares, or 76.1% of shares outstanding, of Masonite Holding Corporation.  KKR Millennium Fund (Overseas), Limited Partnership is an

Alberta, Canada limited partnership, whose general partner is KKR Associates Millennium (Overseas), Limited Partnership, which is also an Alberta limited partnership.  The general partner of that entity is KKR Millennium Limited, which is a Cayman limited company and, as indicated in the registration statement, exercises sole voting and investment power with respect to such shares.

To determine record ownership, Instruction A to Rule 405 instructs that the method of calculating record ownership in Rule 12g3-2(a) of the Exchange Act be used.  Rule 12g3-2(a) in turn states that “[securities] held of record by persons resident in the United States shall be determined as provided in Exchange Act Rule 12g5-1.”  Rule 12g5-1(a) states that securities shall be “held of record” by each person who is identified as the owner of such security on records of security holders maintained by or on behalf of the issuer.  Rule 12g5-1(a)(2) also states that “securities identified as held of record by a corporation, a partnership, a trust whether or not the trustees are named, or other organization shall be included as so held by one person.”  As specified in the applicable adopting release, issuers are required to “look through” only the record ownership of brokers, dealers, banks or nominees holdings securities for the accounts of their customers to determine the residency of these customers.  See International Disclosure Standards, Securities Act Release No. 7745, Fed. Sec. L. Rep. (CCH) ¶ 86, 208 (September 28, 1999).

Therefore, pursuant to Rule 12g5-1, Masonite is not required to “look through” the record ownership of Masonite Holding Corporation, since Masonite Holding Corporation is a corporation, and neither a broker, dealer, bank or nominee.  However, even if there was a “look through” of such record ownership, a majority of the shares of Masonite Holding Corporation are held by a non-US limited partnership whose general partner (and its general partner) are also non-residents of the United States.  As a result, we are of the position that Masonite International Inc. qualifies as a foreign private issuer as defined under Rule 405.

Cover Page

4.     We note your statement that the exchange offer will expire at 5:00 p.m., New York City time, on the 21st business day after the date of the prospectus. We note that “business day,” as defined on page 162 of the prospectus, differs from the applicable definition contained in Exchange Act Rule 14d-1(g)(3). Please confirm that the offer will remain open at least through midnight on the twentieth business day, as calculated by the latter standard.

In response to the Staff’s comment, we have revised the disclosure on the cover page and pages 6 and 100 to indicate that the exchange offer will expire at 12:00 midnight on the 30th day after the date of the prospectus, which date is at least through midnight on the twentieth business day as calculated in the definition contained in Exchange Act Rule 14d-1(g)(3).

Prospectus Summary, page 1

5.     Please revise this section to include a more balanced description of your business. For example, to the extent that you discuss your competitive strengths and business strategy, please balance it by briefly discussing the risks of implementing the strategy.

In response to the Staff’s comment, we have revised the discussion of our competitive strengths and business strategy on pages 2 and 3 and pages 77 and 78, including noting the risks of implementing our business strategy.

6.     Please disclose the basis for your statement that you are one of the largest manufacturers of doors, i.e. based upon revenues, market share, volume, etc. Please provide similar disclosure for the statement that your products are marketed under “well-recognized brand names.” Please also disclose what you mean by “global manufacturing and distribution footprint” in the third paragraph.

In response to the Staff’s comment, we have added the requested disclosure on pages 1, 45 and 76 to indicate that we are the largest manufacturer of doors is based on the number of doors sold.  The statement that our products are marketed under “well-recognized brand names” is based upon published industry sources.  Finally, we have deleted the phrase “global manufacturing and distribution footprint” in the third paragraph.

Summary Consolidated Financial Data, page 13

7.     The disclosures in note (4) on page 16 indicate that you use EBITDA and Adjusted EBITDA to measure your operating performance. Given that your segmented information note to the financial statements on page F-54 only refers to Adjusted EBITDA, please expand your disclosure to state how and why you use both of these non-GAAP financial measures as a supplemental measure of your operating performance as well as why you believe presentation of bath of these amounts provides useful information to investors. See Item 10(e) of Regulation S-K. If you continue to present EBITDA, please retitle what you currently call EBITDA as you are including other charges in this measure. See Question 14 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

In response to the Staff’s comment, the references to EBITDA in “Prospectus Summary—Summary Consolidated Financial Data” have been removed and we have added the requested disclosure on pages 16 and 67.

Risk Factors, page 19
Risks Related to Our Indebtedness and the Notes, page 19

8.     We note the discussion of the cross-default and acceleration provisions of your other indebtedness on pages 112 and 153-54. Please add a risk factor to discuss the applicability of cross-default and acceleration provisions in your other debt instruments to the Indenture under which the exchange notes are issued, as well as the company’s ability to repay all accelerated indebtedness, including the exchange notes, simultaneously. We note your discussion of the possible acceleration of your indebtedness regarding the potential liquidation of collateralized assets on page 21 and upon a change of control on page 24.

In response to the Staff’s comment, we have added the requested disclosure on pages 23 and 24.

Forward-Looking Statements, page 37

9.     Please delete “will” from the list of words intended to identify forward-looking statements.

In response to the Staff’s comment, we have deleted the word “will” on page 36.

Unaudited Pro Forma Consolidated Financial Information, page 42

10.   For adjustments (3), (4), and (7), please show precisely how you computed these amounts.

Pursuant to Regulation S-X Rule 11-01(c)(2)(i), a pro forma condensed statement of income shall not be filed when the historical income statement reflects the transaction for an entire period.  As Amendment No.1 now includes full 2006 fiscal year information, and the results of the Company’s acquisition have been reflected in the audited consolidated financials of the Company for a complete fiscal year, the pro forma information has been deleted in its entirety.

11.   For adjustment (5), please show precisely how you are arriving at the interest cost for new debt issuances as well as the historical interest cost amounts. Please disclose the amount of each debt being repaid or issued multiplied times its interest rate to arrive at the amount of interest expense to be deducted or added in the pro forma adjustment. For debt that incurs interest at a variable rate, you should disclose whether you used the average variable rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect or the rate as of a given date. If you used the rate as of a given date, please also disclose the date used. Please also disclose the interest rate used for each period and the indexed rate (LIBOR+x% or prime +x%). Make the appropriate revisions.

See response to comment 10 above.

12.   Please disclose in your pro forma financial statements the nature and terms of any management or cost sharing agreements that were entered into as a result of the Transaction. Please tell us what consideration you gave to including the effect of these agreements, including the agreements entered into with KKR and Capstone disclosed on page 87, in your pro forma financial information.

See response to comment 10 above.

Management’s Discussion and Analysis ..., page 51

Consolidated Results of Operations for the Nine Month Period Ended September 30, 2006 compared to the Combined Nine Month Period Ended September 30, 2005, page 56

13.   Please do not present or discuss the combined results of the predecessor and successor. Please discuss the separate historical results of the predecessors and the successor. Please revise your MD&A accordingly.

In response to the Staff’s comment, we have revised our MD&A to separately discuss the historical results of the predecessor and the successor.  In addition, we have deleted the combined results formerly presented under “Prospectus Summary—Summary Consolidated Financial Data.”

14.   On pages 58, 59, and 66, you discuss and present in tabular format cost of sales for various periods excluding certain items. These amounts constitute non-GAAP measures. Please revise your MD&A for each period presented to remove these non-GAAP measures and instead discuss the changes between periods in your GAAP financial statement line items. Amounts that are a business reason for the change between periods, such as the specified items you refer to, should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods. Please make the appropriate revisions.

In response to the Staff’s comment, we have amended our disclosure by removing all non-GAAP measures on pages 52, 53 and 59.

Liquidity and Capital Resources, page 78

15.   Please revise your discussion of the five-year interest rate swap agreement entered into in April 2005 to disclose the “applicable credit spread.” Similarly revise your disclosure under Interest Rate Risk on page 88.

In response to the Staff’s comment, we have disclosed the applicable credit spread of 2.00% related to the five-year interest rate swap agreement entered into in April 2005 on page 65 under Liquidity and Capital Resources and under Interest Rate Risk on page 72.

Non-GAAP Measures, page 81

16.   In your reconciliation of Adjusted EBITDA to net loss for the twelve month period ended September 30, 2006, it appears that adjustments (h) and (j) represent pro forma and not actual amounts. Please further clarify why these amounts are being reflected in your Adjusted EBITDA amounts. Specifically, please state whether your credit agreements require you to include these pro forma amounts in your determination of Adjusted EBITDA and how you arrived at these amounts.

In response to the Staff’s comment, we confirm as set forth in greater detail below that out credit agreement required us to include these pro forma amounts in our determination of Adjusted EBITDA for the twelve month period ended September 30, 2006.  However, now that the twelve month period ended December 31, 2006 is presented, and because those adjustments do not relate to that period, these adjustments are not included in the calculation of Adjusted EBITDA for the twelve months ended December 31, 2006.

Adjustment (h) (acquisitions impact (including synergies)) had been reflected in the Adjusted EBITDA amounts as the credit agreement specifically provides that acquisitions are to be given pro forma impact as if the acquisition took place at the beginning of the calculation period.  Because no acquisitions took place during the twelve month period ended December 31, 2006, this adjustment is not reflected in the calculation in Amendment No.1 of Adjusted EBITDA for the twelve months ended December 31, 2006.

With respect to Adjustment (j), the credit agreement also provides for an adjustment to Adjusted EBITDA for cost savings relating to the termination of the Company’s supply contract with Craftmaster for any periods that includes a portion of the 2005 fiscal year.  Now that Adjusted EBITDA has been updated in Amendment No.1 for the twelve months ended December 31, 2006, this adjustment is not included in the calculation of Adjusted EBITDA for the twelve months ended December 31, 2006.

Contractual Obligations, page 87

17.   Please revise your table of contractual obligations to include the following:

•      Payments you are obligated to make under your interest rate swap agreements; and

•      Planned or required payments to fund pensions and other post-employment benefits.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

In response to the Staff’s comments, we have revised the disclosure on page 71.  Supplementally, for the Staff’s information, the Company does not plan on funding more than the minimum requirements for its defined benefit pension plans.

Business, page 92

Post Transaction Initiatives, page 92

18.   We note your discussion of implementation of Lean Sigma methodologies under this heading as well as in your business strategy disclosure on page 94. Please revise to disclose the specific steps you are taking to achieve your business objectives.

In response to the Staff’s comments, we have added disclosure on pages 2, 76 and 77 to disclose the specific steps we are taking.

Directors and Senior Management, page 104

19.   Please revise to provide the age of your officers and directors. Refer to Item 5.A.3 of Form 20-F.

We note that that Item 5.A.3 of Form 20-F requires the disclosure of the date of birth or age of directors and senior management only if required to be reported in the home country or otherwise publicly disclosed by the company.  Although Canada does not require that such information be disclosed, in response to the Staff’s comment, we have revised the disclosure to provide the age of our directors and senior management.

Executive Compensation, page 105

20.   Please update your discussion under this heading to provide disclosure as of the year ended December 31, 2006. Refer to Item 6.B of Form 20-F.

In response to the Staff’s comment, we have revised the disclosure on page 89 and have amended the filing to include disclosure for the year ended December 31, 2006.

Description of Certain Indebtedness, page 110

21.   Please revise your discussion of the interest rate for the revolving credit facility to explain how LIBOR is adjusted and what constitutes the alternative base rate.

In response to the Staff’s comment, we have revised the disclosure on page 94.

22.   Please revise your discussion of mandatory prepayments to define “excess cash flow.”

In response to the Staff’s comment, we have revised the disclosure on page 95.

The Exchange Offer, page 113,
Expiration Date; Extensions, Amendments, page 116

23.   Please revise your prospectus to disclose how termination of the exchange offer will affect old notes previously accepted for exchange. In this regard, we note disclosure that you reserve the right to amend or terminate the offer and not accept any old notes not previously accepted upon the occurrence of any of the conditions specified on pages 116-17. If the offering is terminated due to the conditions you reference, it seems that you would return all notes that had been tendered.

In response to the Staff’s comment, we have revised the disclosure on page 100 to indicate that if the exchange offer is terminated, outstanding notes will be returned to their registered holders.

24.   You reserve the right to extend the period of time during which the exchange offer is open and thereby delay acceptance of tendered outstanding notes. Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Exchange Act Rule 14e-1(c). In addition, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

In response to the Staff’s comment, we have revised the disclosure on page 101 to indicate that we may delay acceptance of any outstanding notes due to our extension of the exchange offer.  We confirm that any such delay will be consistent with Exchange Act Rule 14e-1(c).

25.   Please confirm that, in the case of an extension, the press release or other public announcement you undertake to make will disclose the approximate number of Old Notes tendered to date. See Securities Exchange Act Rule 14e-1(d).

We confirm that, in the case of an extension, the press release will disclose the approximate notes tendered to date.

26.   We note your statement in the final paragraph under this heading that “[a]ny delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice ....” Please revise this statement so that it does not conflict with your representation in the second paragraph under this heading that you will notify registered holders of an extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

In response to the Staff’s comment, we have revised the disclosure on page 100 to indicate that we will give notice no later than 9:00 a.m., New York City time, on the business day after the amendment has been determined.

27.   Please also revise the concluding paragraph to clarify that to the extent the exchange offer is terminated, your undertaking to provide notice “as promptly as practicable” will not conflict the requirement of Exchange Act Rule 14e-1 (c) that any tendered notes be returned “promptly” after termination of the offering.

In response to the Staff’s comment, we have revised the disclosure on page 100.

Conditions to the Exchange Offer, page 116

28.   We note the statement that you may “terminate or amend the exchange offer .. . before accepting any outstanding notes ....” Please revise to clarify that all conditions to the offer must be satisfied or waived prior to expiration of the offer and that you will issue the new notes promptly after expiration of the offer, rather than after acceptance. See Exchange Act Rule 14e-l (c).

In response to the Staff’s comment, we have revised the disclosure on page 101 to indicate that all conditions to the offer must be satisfied or waived prior to expiration of the offer and that we will issue new notes promptly after the expiration of the exchange offer.

Certain U.S. Federal Income Tax Consequences, page 182

29.   Please delete the word “Certain” from your heading here as well as under Certain Canadian Federal Income Tax Considerations on page 183 and Certain ERISA Considerations on page 184.

In response to the Staff’s comment, we have deleted the word “Certain” from the heading of all three sections.

Financial Statements for the Period Ended December 31, 2005 Revised Consolidated Balance Sheets, page F-4

30.   Please disclose on the face of your balance sheet the number of shares of common stock issued or outstanding, as appropriate. See Rule 5-02(30) of Regulation S-X.

In response to the Staff’s comment, we have revised the disclosure on page F-5 as requested to include the number of shares as of December 31, 2006.

Note 1 - Significant Accounting Policies, page F-7
(h) - Property. Plant and Equipment. page F-9

31.   The range of useful lives for your machinery and equipment of five to twenty-five years is very broad. Please breakout the machinery and equipment category into smaller components. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

In response to the Staff’s comment, we have revised the disclosure on page F-10.

Note 4 - Accounts Receivable, page F-23

32.   Please disclose the gain or loss recognized from the sale of receivables, as well as the key assumptions used in measuring the fair value of interests that continue to be held by you as well as any servicing assets or servicing liabilities. See paragraphs I 7(h)(2) and (3) of SFAS 140.

In response to the Staff’s comment, we have revised the disclosure on page F-9 and F-10.  Supplementally, for the Staff’s information and as disclosed on page F-10, the servicing obligation of the Company at December 31, 2006 and December 31, 2005 was not considered material.

Note 10 - Long-term Debt, page F-29

33.   Tell us how you have accounted for your registration rights agreement, including what consideration was given to SFAS 133 and EITF 05-04.

EITF 05-04 relates to the effect of a liquidated damages clause on a freestanding financial instrument subject to Issue No. 00-19.  Issue No. 00-19 relates to derivative financial instruments indexed to, and potentially settled in, a company’s own stock.  While the registration rights agreement does provide for additional interest in the event that the Company’s exchange offer is not completed by April 4, 2007, the senior subordinated notes due 2015 are not convertible to common stock of the company, are not indexed to the common stock of the company and are not to be settled by issuance of the common stock of the company.  Under FAS 133, the Company did not consider the additional interest provisions to be a freestanding financial instrument as the additional interest provisions do not permit net settlement.  Furthermore, the economic characteristics and risks of the additional interest provisions are clearly and closely related to the economic characteristics and risks of the senior subordinated notes.  Therefore, the Company accounted for the additional interest provisions as a contingent liability under SFAS No. 5.  As any additional interest was not measurable or determinable either at issuance or at any balance sheet date related to the financial statements in the Registration Statement, no liability was recorded.  As the Company did not successfully complete its exchange offer by April 4, 2007, the additional interest provisions resulted in the Company recording additional interest expense and notes beginning on April 5, 2007. The above accounting is consistent with guidance in FSP EITF 00-19-2.

Note 14 - Share Capital, page F-36

34.   Please revise your disclosures as necessary to provide detailed disclosures regarding each equity transaction during the Successor period, which should include the following:

•      The reason for the issuance;

•      The consideration received by you, if any;

•      The fair value of the securities issued;

•      Number of shares granted;

•      Exercise price;

•      Fair value of common stock;

•      The existence of any conversion or redemption features;

•      Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

•      If the valuation specialist was a related party, indicate as such.

In response to the Staff’s comment, we have revised the disclosure on page F-32 to include the required disclosures.  Supplementally, for the Staff’s information, the only two equity transactions of the Company were the initial issuance of shares to complete the transaction and the subsequent subscription of shares by management in connection with the transaction.

Note 16 - Commitments, page F-46

35.   Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

In response to the Staff’s comment, we have revised the disclosure on page F-43 to indicate how we account for these items.

Note 21 - Variable Interest Entities, page F-53

36.   Please provide all of the disclosures set forth in paragraph 23 of FIN 46(R) regarding the variable interest entities for which you are the primary beneficiary.

In response to the Staff’s comment, we have revised the disclosure on pages F-51 and F-52.

Note 23 - Segmented Information, page F-54

37.   Please disclose the identity of the segment that reports the revenues derived from your customer who represents more than ten percent of your revenues. See paragraph 39 of SFAS 131.

In response to the Staff’s comment, we have revised the disclosure on page F-57.

38.   Please separately quantify each item included in defined adjustments in your reconciliation of Adjusted EBITDA to net income (loss). See paragraph 32 of SFAS 131.

In response to the Staff’s comment, we have revised the disclosure on page F-54.

39.   Please provide all of the information about geographic areas required by paragraph 38 of SFAS 131, which should include any material amounts of revenues from external customers and assets attributed to an individual country.

In response to the Staff’s comment, we have revised the disclosure on page F-56.

Note 26 - Reconciliation of Canadian and United States Generally Accepted Accounting Principles, page F-58

40.  Please provide the information required by Item 17(c)(iii) of the Form 20-F regarding the differences between cash flows reported under United States GAAP and Canadian GAAP.

In response to the Staff’s comment, we have revised the disclosure on page F-65.

41.   Since your initial registration statement was not effective by November 15, 2006, you should apply the guidance in SAB 108 to the financial statements included in this filing. Please revise your disclosure to indicate that you have adopted SAB 108 and, if true, that the impact was not material. See footnote 6 of SAB 108.

In response the Staff’s comment, the disclosure on page F-68 has been revised to indicate that the Company has adopted SAB 108 and that there was no impact as a result of adopting this standard.

Note 28 - Consolidating Financial Statements, page F-70

42.   Please confirm, and revise your disclosure if true, that all the subsidiary guarantors are “100% owned” as defined by Rule 3-10(h)(1) of Regulation S-X, Note that “wholly-owned,” as defined in Rule 1-02(aa) of Regulation S-X, is not the same as “100% owned.”

We confirm that all of the subsidiary guarantors are “100% owned” as defined by Rule 3-10(h)(1) of Regulation S-X.  In response to the Staff’s comment, we have revised the disclosure on page F-70.

Financial Statements for the Period Ended September 30, 2006

43.   Please address the above comments in your interim filings as well.

As no interim filings are presented in Amendment No. 1, the comment is no longer applicable.

Exhibits
Exhibit 5.2, Opinion and Consent of Simpson Thacher & Bartlett LLP

44.   We note your counsel’s assumptions contained in the carry-over paragraph between pages 2 and 3 regarding each Non-Delaware Guarantor, as identified in Schedule II to the opinion. Please submit a revised legality opinion that does not contain this assumption for the non-Delaware guarantors that are not included in the opinion of Davies Ward Phillips & Vineberg LLP. Alternatively, we will not object if counsel obtains local corporate law opinions necessary to support its opinion with respect to the non-Delaware guarantors for which there are currently no local counsel opinions, indicates that it is relying on such opinions, and files the local opinions as exhibits to the registration statement.

In response to the Staff’s comment, local counsel opinions with respect to each of the Non-Delaware Guarantors have been filed with Amendment No. 1, as well as a revised legality opinion of Simpson Thacher & Bartlett LLP.

We acknowledge your references to Rule 461 regarding requesting acceleration of a registration statement and will endeavor to provide for adequate time after the filing of any amendment for further review before submitting a request for acceleration and to provide any acceleration request at least two business days in advance of the requested effective date.

Please call me (212-455-2948) if you wish to discuss our responses to the comment letter.

Sincerely,

/s/ Joseph H. Kaufman
Joseph H. Kaufman